Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company
SilverCrest Mines Inc. (the “Company”) Suite 501, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1
Item 2.	Date of Material Change
July 11, 2013.
Item 3.	News Release
News Release dated July 12, 2013 was disseminated through Marketwired.
Item 4.	Summary of Material Change
The Company entered into a three year US$40 million secured corporate credit facility with The Bank of Nova Scotia.
Item 5.1	Full Description of Material Change

The Company entered into a three year US$40 million secured corporate credit facility (the "Facility") with The Bank of Nova Scotia ("Scotiabank").  The credit limit available under the Facility will reduce by US$10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.  The Facility is to be used for general corporate purposes and to complete the Santa Elena Mine expansion program which will release operational cash flow for other corporate purposes.  The Facility is principally secured by a pledge of the Company's equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets.  Depending on the Company's total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company's election, range from either 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank's Base Rate in Canada.  The availability of the Facility is subject to customary conditions precedent and qualitative and quantitative covenants and the release of existing security held by Macquarie Bank Limited.  Until all security for the Facility has been registered in Mexico, the amount available under the Facility will be limited to US$15 million.

Item 5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
J. Scott Drever, Chief Executive Officer Telephone: (604) 694-1730
Item 9.	Date of Report
July 22, 2013